NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
MAY 11, 2006

TO: THE HOLDERS OF TRUST UNITS OF PARAMOUNT ENERGY TRUST

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the holders (“Unitholders”) of trust units (“Trust Units”) of Paramount Energy Trust (“PET”) will be held in the McMurray Room, Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta, on Thursday, May 11, 2006 at the hour of 3:00 p.m. (Calgary Time) (the “Meeting”), for the following purposes:

  to receive and consider the audited financial statements of PET for the year ended December 31, 2005 and the auditor’s report on the financial statements;

  to reappoint Computershare Trust Company of Canada as trustee (the “Trustee”) of PET;

  to instruct the Trustee to fix the number of directors of Paramount Energy Operating Corp. at six (6) and to elect directors of Paramount Energy Operating Corp. for the ensuing year or until their successors are elected or appointed;

  to appoint auditors for the ensuing year and to authorize the directors of Paramount Energy Operating Corp. to fix their remuneration;

  to approve the amendment and restatement of the Unit Incentive Plan of PET including, among other things, an increase in the number of Trust Units reserved and available for issuance up to the exercise of rights granted under the Unit Incentive Plan to 10% of the issued and outstanding Trust Units (on a non-diluted basis) in the manner described in the Circular;

  to approve the Bonus Rights Plan set out in the accompanying Management Information Circular and Proxy Statement;

  to approve the issuance of Trust Units from Treasury upon the exercise of existing bonus rights under PET’s Bonus Rights Plan; and

  to transact such other business as may properly come before the Meeting.

Details of all matters proposed to be put before the Meeting are set forth in the Circular.

Holders of record of Trust Units of the Trust at the close of business on March 21, 2006 will be entitled to notice of, to attend and to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided. Unitholders’ proxies must be deposited at PET’s transfer agent, Computershare Trust Company of Canada at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2X1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

DATED at Calgary, Alberta, this 21st day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
OF PARAMOUNT ENERGY OPERATING CORP.
In its capacity as Administrator of
PARAMOUNT ENERGY TRUST

_______________________________

Kathleen A. Blevins
Corporate Secretary